Exhibit 99.1

ZOOZ Strategy Announces Review and Evaluation of Strategic Alternatives to Complement Bitcoin Strategy

TEL AVIV, Israel, June 10, 2026 - ZOOZ Strategy Ltd. (Nasdaq and TASE: ZOOZ) (“ZOOZ” or the “Company”) today announced that its Board of Directors has authorized management to explore a range of strategic alternatives that could potentially complement the Company’s existing bitcoin treasury strategy and enhance long-term shareholder value.

Since adopting its bitcoin treasury strategy, the Company has focused on building and managing its bitcoin holdings while maintaining a disciplined approach to capital allocation. As part of its ongoing commitment to maximizing shareholder returns, the Company’s Board of Directors believes it is appropriate to review and evaluate additional opportunities that may potentially leverage the Company’s current capital structure, management expertise, and strategic relationships.

Importantly, the Company’s management remains highly confident in bitcoin and continues to believe that bitcoin represents an attractive long-term store of value with the potential to generate significant returns for shareholders over time. The review and evaluation of strategic alternatives is intended to potentially supplement and enhance the Company’s value-creation initiatives and should not be interpreted as a reduction in the Company’s commitment to its bitcoin holdings.

The review and evaluation of strategic alternatives may include, among other things, potential business combinations, acquisitions, strategic investments, operating businesses, partnerships, joint ventures, capital markets initiatives, and other corporate transactions. Any such strategic initiative that may be pursued by the Company would be subject to corporate approvals required by applicable law and, based on the Board or Directors’ current guidelines for such review and evaluation, intended to potentially complement, rather than replace, the Company’s focus on bitcoin treasury activities.

“We continue to have strong conviction in bitcoin and believe that our bitcoin holdings have the potential to deliver meaningful long-term returns for shareholders,” said Jordan Fried, Chief Executive Officer of the Company. “At the same time, we have a responsibility to continuously review and evaluate additional opportunities to create value for our shareholders. We believe that our review and evaluation of strategic alternatives could result in identifying complementary initiatives that have the potential of accelerating growth, diversifying value creation, and strengthening the Company’s long-term position.”

The Company has not established a timetable for the completion of this review and evaluation process and has not made any decisions regarding any specific transaction or strategic alternative. There can be no assurance that the review and evaluation will result in any transaction, strategic initiative, or other outcome.

The Company does not intend to disclose developments regarding the strategic review and evaluation process unless and until the Board of Directors has approved a specific course of action or disclosure is otherwise required by applicable securities laws.

About ZOOZ

ZOOZ is the first Nasdaq and TASE dual-listed company implementing a long-term bitcoin treasury strategy. The Company is pioneering an innovative approach to capital allocation by holding bitcoin as a strategic asset, offering shareholders asymmetric, long-term exposure to bitcoin while maintaining financial and regulatory standards. The ZOOZ Ordinary Shares are publicly traded on Nasdaq and TASE under the ticker: ZOOZ.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements”. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include statements regarding ZOOZ’s review and evaluation of strategic alternatives, including the potential to identify, review and evaluate complementary initiatives; the expected scope, timeline and potential outcome of such review and evaluation process; ZOOZ’s ability to enter into any agreement or consummate any specific transaction in connection with such review and evaluation; the potential for any strategic alternative to complement, accelerate growth, diversify value creation or otherwise enhance ZOOZ’s long-term position; ZOOZ’s bitcoin treasury strategy and its continued commitment thereto; bitcoin representing an attractive long-term store of value with the potential to generate significant returns for shareholders over time; and ZOOZ’s ability to maximize shareholder returns. These forward-looking statements are based on ZOOZ’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause ZOOZ’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets on ZOOZ’s business and financial position; changes in expected or existing competition; ZOOZ’s ability to meet the continued listing standards of Nasdaq; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the bitcoin treasury strategy; the risk that ZOOZ’s share price may be highly correlated to the price of the bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; general market, political, and economic conditions in the countries in which ZOOZ operates, including Israel; and the effect of the evolving nature of the war in Israel. Other factors that may cause ZOOZ’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified under the heading “Risk Factors” in ZOOZ’s annual report on Form 20-F filed with the SEC on March 27, 2026 and in other filings that ZOOZ makes and will make with the SEC in the future. ZOOZ expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

For Media Inquiries:

ZOOZ Public Relations

Elad Kafri - elad@danilevy.co.il

Omri Haroosh - omri@haroosh.co